                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                            LIBERTY MEDIA CORPORATION
                                (NAME OF ISSUER)

              (1) Series A Common Stock, par value $0.01 per share
              (2) Series B Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                      (1) Series A Common Stock: 530718105
                      (2) Series B Common Stock: 530718204
                                 (CUSIP Numbers)


                               Dr. John C. Malone
                          c/o Liberty Media Corporation
                             12300 Liberty Boulevard
                            Englewood, Colorado 80112
                                 (720) 875-5400

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 10, 2001
             (Date of Events which Require Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /


         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO. 530718105 (Series A Common Stock)

CUSIP NO. 530718204 (Series B Common Stock)

              NAMES OF REPORTING PERSONS

     1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              DR. JOHN C. MALONE

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

              (a)   / /

              (b)   / /

     3        SEC USE ONLY

     4        SOURCE OF FUNDS

              OO

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /

     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.


     NUMBER OF SHARES          7      SOLE VOTING POWER
  BENEFICIALLY OWNED BY               SERIES A:  10,718,990 (1, 2)
  EACH REPORTING PERSON               SERIES B:  198,586,444 (1, 3, 4)

                               8      SHARED VOTING POWER
                                      0

                               9      SOLE DISPOSITIVE POWER
                                      SERIES A:  10,718,990 (1, 2)
                                      SERIES B:  103,004,112 (1, 3, 4)

                               10     SHARED DISPOSITIVE POWER
                                      0

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON SERIES A: 10,718,990 (1, 2)
              SERIES B:  198,586,444 (1, 3, 4)

     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES / /

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              SERIES A:  LESS THAN 1% (2, 5, 6)
              SERIES B:  93.7% (3, 5, 6)

     14       TYPE OF REPORTING PERSON
              IN




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(1) Includes 50,904 shares of Series A Common Stock and 3,409,436 shares of
Series B Common Stock held by Dr. Malone's wife, Mrs. Leslie Malone, as to which shares Dr. Malone has disclaimed beneficial ownership.

(2) Includes 735,079 shares of Series A Common Stock held by the Liberty Media 401(k) savings plan for the benefit of Dr. Malone. Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock owned by Dr. Malone or his spouse; however, if such shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock were included, the Reporting Person would have sole voting power of 209,305,434 shares of Series A Common Stock, sole dispositive power of 113,723,102 shares of Series A Common Stock and aggregate beneficial ownership of 209,305,434 shares of Series A Common Stock, and the percent of Series A Common Stock, as a class, represented by the Reporting Person's beneficial ownership would be 8.1%, in each case subject to the relevant footnotes set forth herein.

(3) Includes 95,895,582 shares owned by the Magness Group as to which Dr. Malone is entitled to exercise voting rights if the holders of such shares and Dr. Malone do not agree upon the voting of such shares, but Dr. Malone does not have the power to dispose of such shares. Such shares are not included in (9) above.

(4) Shares of Series B Common Stock owned by Dr. Malone and his wife are subject to the Malone Call Agreement and the Stockholders' Agreement. See Item 6.

(5) Based upon the following number of shares outstanding as of June 30, 2001:
(1) 2,375,782,004 shares of the Series A Common Stock and (2) 212,045,288 shares of the Series B Common Stock, in each case assuming that the Redemption (defined herein) occurred on that date and that no outstanding stock options or warrants are exercised.

(6) Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes. Accordingly, Dr. Malone may be deemed to beneficially own voting equity securities representing approximately 44.2% of the voting power with respect to a general election of directors of the Issuer. See Item 5.




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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                                  STATEMENT OF

                               DR. JOHN C. MALONE

        PURSUANT TO SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  IN RESPECT OF

                            LIBERTY MEDIA CORPORATION

                           COMMISSION FILE NO. 0-20421


ITEM 1.       SECURITY AND ISSUER.

         Dr. John C. Malone is filing this Statement on Schedule 13D (the "Statement") with respect to the following series of common stock of Liberty Media Corporation, a Delaware corporation (the "Issuer"), beneficially owned by Dr. Malone:

         (a) Series A Common Stock, par value $.01 per share (the "Series A Common Stock"); and

         (b) Series B Common Stock, par value $.01 per share (the "Series B Common Stock," and together with the Series A Common Stock, the "Common Stock").

         The Issuer's executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112.

         Dr. Malone is filing this Statement to report his acquisition of beneficial ownership, on August 10, 2001, of shares of Series A Common Stock and Series B Common Stock in connection with the redemption (the "Redemption") by AT&T Corp. ("AT&T") of all of its outstanding shares of Class A Liberty Media Group common stock, par value $1.00 per share (the "Class A Liberty Media Group Common Stock"), and Class B Liberty Media Group common stock, par value $1.00 per share (the "Class B Liberty Media Group Common Stock" and together with the Class A Liberty Media Group Common Stock, the "Liberty Media Group Common Stock").

         Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Statement also relates to the shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock. At the option of the holder, each share of

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Series B Common Stock is convertible into one share of Series A Common Stock.
The shares of Series A Common Stock are not convertible into shares of Series B Common Stock.

ITEM 2.       IDENTITY AND BACKGROUND.

         The reporting person is Dr. John C. Malone, whose business address is 12300 Liberty Boulevard, Englewood, Colorado 80112. Dr. Malone is the Chairman of the Board of the Issuer.

         During the last five years, Dr. Malone has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Dr. Malone is a citizen of the United States of America.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS.

         Dr. Malone acquired beneficial ownership of the shares of Common Stock reported on this Statement pursuant to the Redemption. In the Redemption, each share of Class A Liberty Media Group Common Stock and Class B Liberty Media Group Common Stock beneficially owned by Dr. Malone, at the Effective Time, was redeemed in exchange for one share of Series A Common Stock and Series B Common Stock, respectively.

ITEM 4.       PURPOSE OF TRANSACTION.

         Dr. Malone is the Chairman of the Board of the Issuer. In addition, Dr. Malone owns and has the power to vote shares of Common Stock representing approximately 44.2% of the combined voting power of the Series A Common Stock and Series B Common Stock. This Statement is being filed with respect to Dr. Malone's beneficial ownership of Series A Common Stock and Series B Common Stock.

         Because the holders of Series B Common Stock are entitled to cast ten votes per share while holders of Series A Common Stock are entitled to cast one vote per share, Dr. Malone's beneficial ownership of Common Stock constitutes approximately 44.2% of the voting power of the Common Stock. Dr. Malone's ability to dispose of the Series B Common Stock beneficially owned by him is subject to certain limitations set forth in the Malone Call Agreement and the Stockholders' Agreement (each as defined in Item 6 below).

         Dr. Malone does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other

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material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter, bylaws or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

         In determining his future course of action with respect to the securities of the Issuer, Dr. Malone will take into consideration various factors, including, but not limited to, his financial position, the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to Dr. Malone, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock. Notwithstanding anything contained herein, Dr. Malone reserves the right, depending on other relevant factors, to acquire additional shares of Common Stock in open market or privately negotiated transactions or pursuant to the exercise of stock options or under other compensatory stock plans of the Issuer, to dispose of all or a portion of his holdings of shares of the Issuer or to change his intentions with respect to any or all of the matters referred to in this Item.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a) Dr. Malone beneficially owns (without giving effect to the conversion of Series B Common Stock shares into Series A Common Stock shares)
(i) 10,718,990 shares of Series A Common Stock (including 50,904 shares held by his wife as to which he disclaims beneficial ownership), which represent less than 1% of the outstanding shares of Series A Common Stock; and (ii) 198,586,444 shares of Series B Common Stock (which amount includes Dr. Malone's right to direct the voting of 95,895,582 shares owned by the Magness Group and 3,409,436 shares held by his spouse as to which he has disclaimed beneficial ownership), which represent approximately 93.7% of the outstanding shares of Series B Common Stock. The foregoing percentage interests are based on (1) 2,375,782,004 shares of the Series A Common Stock and (2) 212,045,288 shares of the Series B Common Stock, in each case outstanding as of June 30, 2001, and assuming that the Redemption occurred on that date and that no outstanding stock options or warrants are exercised. Accordingly, Dr. Malone may be deemed to beneficially own voting equity securities representing approximately 44.2% of the voting power with respect to a general election of directors of the Issuer. See Items 4 and 6.

         (b) Dr. Malone, and, to his knowledge, his spouse each have the sole power to vote, or to direct the voting of, their respective shares of Common Stock. Subject to the Malone Call Agreement described in Item 6, Dr. Malone and, to his knowledge, his spouse each have the sole power to dispose of, or to direct the disposition of, their respective shares, of Series B Common Stock. Dr. Malone has the power to direct the voting of the 95,895,582 shares of Series B Common Stock owned by the Magness Group pursuant to the terms of the Stockholders Agreement, but he does not have the power to dispose of such shares.

         (c) Neither Dr. Malone nor, to his knowledge, his spouse, has executed any transactions in respect of Series A Common Stock or Series B Common Stock within the last sixty days, except as reported herein.


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         (d) Except as described in Item 6, there is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series A Common Stock or Series B Common Stock beneficially owned by Dr. Malone, or to his knowledge, his spouse.

         (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Issuer, Dr. Malone and Leslie Malone, his spouse (collectively, the "Malone Group"), and the Estate of Bob Magness, the Estate of Betsy Magness, and Gary and Kim Magness (individually and in certain representative capacities) (collectively the "Magness Group") are parties to a certain Stockholders' Agreement, dated as of February 9, 1998, as amended (the "Stockholders' Agreement"), which provides, among other things, for: (a) a representative of the Malone Group and a representative of the Magness Group to consult with each other on all matters to be brought to a vote of the Issuer's stockholders; provided, however, that if a mutual agreement on how to vote cannot be reached, Dr. Malone will vote all shares of Series B Common Stock owned by the Magness Group pursuant to an irrevocable proxy; (b) the Magness Group to participate, at its option, on a proportionate basis with Dr. Malone in any acquisition of Series B Common Stock except for certain specified acquisition opportunities;
(c) a tag-along right in favor of the Magness Group with respect to any sale by the Malone Group of shares of Series B Common Stock, subject to certain exceptions such as transfers to related parties; and (d) a drag-along right in favor of Dr. Malone exercisable in connection with the sale of all or substantially all of the Series B Common Stock beneficially owned by Dr. Malone. The foregoing description of the Stockholders' Agreement is qualified in its entirety by reference to the Stockholders' Agreement, which is an exhibit to this Statement and is incorporated by reference herein.

         The Issuer and the Malone Group are parties to a Call Agreement dated as of February 9, 1998 (the "Malone Call Agreement"), pursuant to which the Malone Group granted to the Issuer a right to acquire all of the shares of "High Vote Stock" as defined in the Malone Call Agreement owned by them upon Dr. Malone's death or a contemplated sale of such High Vote Stock to third parties, in consideration for a payment to the Malone Group of $150,000,000 for such right. When such right is triggered, the Issuer may acquire the Series B Common Stock at a price equal to the market price of the Series A Common Stock, plus a 10% premium or, in the event of a sale, the lesser of such price or the price offered by such third parties. In addition, the Malone Call Agreement provides that, in connection with a sale of shares to a third party resulting in a change in control of the Issuer, the maximum premium the Malone Group may receive for their Series B Common Stock would be the price paid for the Series A Common Stock by said third party, plus a 10% premium. The Malone Call Agreement also prohibits any member of the Malone Group from disposing of their Series B Common Stock, except for certain exempt transfers. If the Issuer exercises its call right, it may also be required to purchase shares of Series B Common Stock from the members of the Magness Group who exercise their "tag-along" rights under the Stockholders' Agreement. This description of the Malone Call Agreement is qualified in its entirety by reference to the Malone Call Agreement and the letter from Tele-Communications, Inc., the former parent corporation of the Issuer, and the Issuer to the Malone

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Group, each of which is an exhibit to this Statement and is incorporated by reference herein. A similar agreement was entered into with the Magness Group.

         The Reporting Person holds options to purchase 11,198,714 shares of Series A Common Stock or Series B Common Stock. The options vest 30% on February 28, 2002 and 17.5% annually on February 28, 2003, February 28, 2004, February 28, 2005 and February 28, 2006, and expire on February 28, 2011. If the Reporting Person exercises his options for Series A Common Stock, the exercise price is $14.70 per share. If the Reporting Person exercises his options for Series B Common Stock, the exercise price is $15.35 per share. This description of such options is qualified in its entirety by reference to the form of option agreement between the Issuer and the Reporting Person that is an exhibit to this Statement and is incorporated by reference herein.

         The information set forth in Items 3, 4 and 5 is hereby incorporated by reference herein.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

7(a) Stockholders' Agreement dated as of February 9, 1998, among Liberty Media Corporation (as assignee of Tele-Communications, Inc.), the Malone Group, and the Magness Group (incorporated by reference to Exhibit 7(m) to Dr. Malone's Amendment No. 8 to Schedule 13D filed in respect of Tele-Communications, Inc.).

7(b) Letter Agreement, dated as of March 5, 1999, amending certain terms of the Stockholders' Agreement dated as of February 9, 1998 (incorporated by reference to Exhibit 7(d) to Dr. Malone's Schedule 13D filed in respect of AT&T).

7(c) Call Agreement dated as of February 9, 1998, between Liberty Media Corporation (as assignee of Tele-Communications, Inc.) and the Malone Group (incorporated by reference to Exhibit 7(n) to Dr. Malone's Amendment No. 8 to Schedule 13D filed in respect of Tele-Communications, Inc.).

7(d) Letter, dated as of March 5, 1999, from Tele-Communications, Inc. and Liberty Media Corporation addressed to Dr. Malone and Leslie Malone (incorporated by reference to Exhibit 7(f) to Dr. Malone's Schedule 13D filed in respect of AT&T).

7(e)     Form of Option Agreement between Liberty Media Corporation and Dr.
         Malone.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 20, 2001



                                        /s/ John C. Malone
                                        ----------------------------------------
                                        Dr. John C. Malone




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                                  EXHIBIT INDEX


Exhibit No.       Exhibit
-----------       -------
         7(a)     Stockholders' Agreement dated as of February 9, 1998, among
                  Liberty Media Corporation (as assignee of Tele-Communications,
                  Inc.), the Malone Group, and the Magness Group (incorporated by reference to Exhibit 7(m) to Dr. Malone's Amendment No. 8 to Schedule 13D filed in respect of Tele-Communications,
                  Inc.).

         7(b) Letter Agreement, dated as of March 5, 1999, amending certain terms of the Stockholders' Agreement dated as of February 9, 1998 (incorporated by reference to Exhibit 7(d) to Dr.
                  Malone's Schedule 13D filed in respect of AT&T).

         7(c)     Call Agreement dated as of February 9, 1998, between Liberty
                  Media Corporation (as assignee of Tele-Communications, Inc.)
                  and the Malone Group (incorporated by reference to Exhibit
                  7(n) to Dr. Malone's Amendment No. 8 to Schedule 13D filed in respect of Tele-Communications, Inc.).

         7(d)     Letter, dated as of March 5, 1999, from Tele-Communications,
                  Inc. and Liberty Media Corporation addressed to Dr. Malone and
                  Leslie Malone (incorporated by reference to Exhibit 7(f) to
                  Dr. Malone's Schedule 13D filed in respect of AT&T).

         7(e)     Form of Option Agreement between Liberty Media Corporation and
                  Dr. Malone.




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